Filed Pursuant to Rule 433

Registration Statement No. 333-257113

CAPPED NOTES WITH ABSOLUTE RETURN BUFFER

Capped Notes With Absolute Return Buffer Linked to the WTI Crude Oil Futures Contract
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The official settlement price per barrel of the first or second nearby futures contract of West Texas Intermediate (“WTI”) light sweet crude oil traded on the New York Mercantile Exchange (the “NYMEX”), stated in U.S. dollars (the “WTI Crude Oil Futures Contract”)
Payout Profile at Maturity	•	1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value
	•	A positive return equal to the absolute value of the percentage decline in the price of the Market Measure only if the Market Measure does not decline by more than 20.00% (e.g., if the negative return of the Market Measure is -5%, you will receive a positive return of +5%)
	•	1-to-1 downside exposure to decreases in the Market Measure beyond a 20.00% decline, with up to 80.00% of your principal at risk
Capped Value	[$11.50 to $12.50] per unit, a [15.00% to 25.00%] return over the principal amount, to be determined on the pricing date.
Participation Rate	100%
Threshold Value	80.00% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will either increase moderately over the term of the notes or decrease to a level which is not below the threshold, and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465922082844/tm2220148d42_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 80.00% of the principal amount.
•	Any positive return on the notes is limited. The notes provide for a positive return if the price of the Market Measure increases or does not decrease by more than 20.00%. However, any positive return on the notes based on the appreciation of the Market Measure will be limited to the return represented by the Capped Value. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 80.00% of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to 20.00%. Any decline in the Ending Value from the Starting Value by more than 20.00% will result in a loss, rather than a positive return, on the notes.
•	Your investment return may be less than a comparable investment directly in the WTI Crude Oil Futures Contract.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment. The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	Ownership of the notes will not entitle you to any rights with respect to the WTI Crude Oil Futures Contract
•	Suspensions or disruptions of trading in the WTI Crude Oil Futures Contract may adversely affect the value of the notes.
•	Legal and regulatory changes could adversely affect the return on and value of your notes.
•	Changes in the exchange methodology related to the WTI Crude Oil Futures Contract may adversely affect the value of the notes prior to maturity.
•	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
•	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
•	The price movements in the WTI Crude Oil Futures Contract may not correlate with changes in WTI crude oil’s spot price.
•	The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the WTI Crude Oil Futures Contract.
•	Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the market value of the notes.
•

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$2.00	-80.00%
-50.00%	$7.00	-30.00%
-25.00%	$9.50	-5.00%
-20.00%(1)	$12.00	20.00%
-15.00%	$11.50	15.00%
-10.00%	$11.00	10.00%
-5.00%	$10.50	5.00%
-3.00%	$10.30	3.00%
0.00%	$10.00	0.00%
5.00%	$10.50	5.00%
10.00%	$11.00	10.00%
20.00%	$12.00(2)	20.00%
40.00%	$12.00	20.00%
60.00%	$12.00	20.00%
80.00%	$12.00	20.00%
100.00%	$12.00	20.00%

(1)	This hypothetical percentage change corresponds to the hypothetical Threshold Value.
(2)	Any positive return based on the appreciation of the WTI Crude Oil Futures Contract cannot exceed the return represented by the hypothetical Capped Value .

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.